Exhibit 1

FOR IMMEDIATE RELEASE	24 July 2018

WPP plc (“WPP”)

BOARD RETIREMENT

WPP announces that Mr Hugo Shong, Non-Executive Director, has decided to retire from the WPP Board due to additional commitments outside WPP and increased pressure on his time and availability. The retirement takes effect on 31 July.

Executive Chairman of WPP, Mr Roberto Quarta, says: “Hugo has made a very significant contribution during his five years serving on the WPP Board, and its Compensation, Audit and Nomination and Governance Committees. He leaves with our gratitude and best wishes. Although he is stepping down from the Board he will continue to assist WPP’s businesses in China going forward.”

This announcement contains inside information.

The person responsible for arranging for the release of this announcement on behalf of WPP is Marie Capes, Company Secretary.

Contact:

Chris Wade, WPP +44(0) 20 7408 2204

Marie Capes, WPP

END